Exhibit 6.1

This AMENDED AND RESTATED PATENT LICENSE AGREEMENT (the “Agreement”) effective as of December 28, 2017 (the “Effective Date”) is entered into by and between CNS Pharmaceuticals, Inc. (“CNS”), a Nevada corporation, having a business address of 2575 West Bellfort, Suite 225 Houston, TX 77054 and Houston Pharmaceuticals, Inc., (“HPI”), a Texas Corporation, having a business address of 4239 Emory St., Houston, TX 77005. CNS and HPI are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, HPI owns certain Patent Rights, herein defined;

WHEREAS, CNS now desires to obtain and HPI desires to grant to CNS an exclusive license to the Patent Rights pursuant to the terms and conditions set forth herein;

WHEREAS, the Parties previously entered into the original patent license agreement on December 28, 2017, and this amended and restated version is being entered into to clarify the provisions of Section 5.9.

NOW, THEREFORE, in consideration of the covenants, conditions and agreements hereinafter set forth, and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, CNS and HPI hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1            “Additional Patents” is as defined in Section 6.2 of this Agreement.

1.2            “Agreement” means this Patent License Agreement.

1.3            “Business Day” means any day other than (1) a day which is a Saturday or a Sunday, or (2) a day on which banks are authorized or required to be closed in Houston, TX or New York City, NY.

1.4            “Buy-Out Fee” is as defined in Section 7.1 of this Agreement.

1.5            “Calendar Quarter” means each of the consecutive three (3) month periods ending March 31, June 30, September 30, and December 31; provided, however, that the first (1st) Calendar Quarter under this Agreement will be the period beginning on the date that the Condition Precedent, as defined in Section 2.1 hereof, is satisfied, and ending on the end of the Calendar Quarter in which the date of the satisfaction of the Condition Precedent is encompassed.

1.6            “Claims” is as defined in Section 10.2.

1.7            “CNS” is as defined in the Header of this Agreement.

1.8            “Commercialization Payment” is as defined in Section 5.2.

1.9            “Commercially Reasonable Development Efforts” is as defined in Section 3.4.

1.10         “Condition Precedent” is as defined in Section 2.1.

1.11         “Development Data” is as defined in Section 4.2 of this Agreement.

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1.12         “Development Payments” is as defined in Section 5.1 of this Agreement.

1.13         “Effective Date” is as defined in the Header of this Agreement.

1.14         “First Commercial Sale” means the date on which the first sale of a Licensed Product to a Third Party is consummated, including transfer of ownership, after all necessary Regulatory Approvals have been granted by the relevant Regulatory Authority. For purposes of clarity, any sale or transfer of a Licensed Product to any Third Party in exchange for consideration in connection with research and development including, without limitation, clinical trials or regulatory or safety testing, shall not be a “First Commercial Sale.”

1.15         “Government” is as defined in Section 9.1 of this Agreement.

1.16         “HPI” is as defined in the Header of this Agreement.

1.17         “HPI Patent Rights” means Patent Rights owned by HPI as of the Effective Date and identified in Exhibit A hereto.

1.18         “Indemnified Party” is as defined in Section 10.2

1.19         “Indemnifying Party” is as defined in Section 10.2.

1.20         “Investment Deadline Date” is as defined in Section 2.1.

1.21         “Investment Deadline Fee” is as defined in Section 2.1.

1.22         “Laws” means all applicable international, national, federal, state, provincial and local laws, statutes, codes, rules, regulations, ordinances, and orders, decrees, directives and other pronouncements of any governmental, administrative or judicial authority having the effect of law, whether currently in existence or hereafter promulgated, enacted, adopted or amended.

1.23         “Licensed Product” means any product or service comprising, using or made through the use of Patent Rights pursuant to this Agreement, including any and all chemical compounds, formulations or applications which are sold or offered for sale by CNS and which utilize, incorporate or contain the Patent Rights, including, and beginning from, the First Commercial Sale, as defined above, until the termination of this Agreement, pursuant to its terms.

1.24         “Licensed Territory” means the world.

1.25         “Licensed Field” means the use of Licensed Product for the treatment of cancer through any type of administration, whether now known or yet to be developed.

1.26         “Losses” is as defined in Section 10.1.

1.27         “Maintenance Fee” is as defined in Section 6.1.

1.28         “Milestones” is as defined in Section 5.7.

1.29         “NDA Milestone” is as defined in Section 5.7.

1.30         “NDA Milestone Payment” is as defined in Section 5.7.

1.31         “Net Sales” is as defined in Section 5.3.

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1.32         “Notice of Release” is as defined in Section 6.3.

1.33         “Parties” is as defined in the Header of this Agreement.

1.34         “Party” is as defined in the Header of this Agreement.

1.35         “Person” means any natural person, entity, corporation, general partnership, limited partnership, proprietorship, other business organization, trust, union, association or Governmental Authority.

1.36         “Phase II Milestone” is as defined in Section 5.7.

1.37         “Phase II Milestone Payment” is as defined in Section 5.7.

1.38         “Patent Rights” means all rights under any patents or patent applications listed in the attached Schedule A; any divisional, continuation, continuation-in-part, and reissue applications or patent claiming priority to any patent listed in Schedule A; and any foreign counterparts.

1.39         “Regulatory Approval” means approvals, registrations and clearances required to be obtained from a Regulatory Authority to market and sell a Licensed Product in any given country in the Territory, including but not limited to, product registrations, medical approvals, price, reimbursement and marketing approvals.

1.40         “Regulatory Authority” means any applicable federal, national, regional, state or local regulatory agencies, departments, bureaus, commissions, councils or other government entities, including the United States Food and Drug Administration (FDA), and any other entity or successor agency exercising regulatory authority with respect to a Licensed Product in the Licensed Field in the Licensed Territory.

1.41         “Released Patents” is as defined in Section 6.3.

1.42         “Release Period” is as defined in Section 6.3.

1.43         “Royalty Period” means the period commencing upon the First Commercial Sale of a Licensed Product in the Licensed Territory and ending upon expiration of the last to expire Patent Right.

1.44         “Third Party” means a Person or entity other than HPI and CNS or any of their respective affiliates.

1.45         “Third-Party Indemnity Claim” is as defined in Section 10.3.

ARTICLE 2

CONDITION PRECEDENT

2.1           The rights and obligations of the Parties as set forth in this Agreement are made subject to the completion of an offering of equity or debt whereby CNS raises gross proceeds of at least Seven Million U.S. Dollars ($7,000,000.00) (the “Condition Precedent”) no later than twelve (12) months from the Effective Date (the “Investment Deadline Date”). In the event that CNS fails to achieve the Condition Precedent by the Investment Deadline Date, CNS may extend the Investment Deadline Date by an additional twelve (12) months upon payment of Ten Thousand U.S. Dollars ($10,000.00) (“Investment Deadline Fee”) to HPI.

ARTICLE 3

LICENSE

3.1           Subject to the terms and conditions of this Agreement, HPI hereby grants to CNS an exclusive license, even as to HPI, under the Patent Rights, to research, develop, make, have made, use, offer to sell, sell, export and/or import and commercialize Licensed Products within the Licensed Territory for use within the Licensed Field. For purposes of clarity CNS shall have the right, but not the obligation (subject at all times to Section 3.4 below), to conduct research regarding the Patent Rights. For the avoidance of doubt and except as to the Patent Rights and rights to Technology granted below, nothing in this Agreement shall serve to grant CNS any right, title or interest to any other intellectual property right owned or controlled by HPI. Moreover, CNS agrees and acknowledges that nothing in this Agreement shall preclude HPI from engaging in future research, development, production, distribution, sale or commercialization of any product or service in the Licensed Field, or which may compete with a Licensed Product, provided such product or service are not covered by the Patent Right licensed herein.

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3.2           CNS shall have the right to enter into sublicense agreements with Third Parties consistent with and subject to the terms of this Agreement, provided, however, that CNS is responsible for its sublicensees relevant to this Agreement; and for diligently collecting all amounts due to HPI from the sublicensees and ensuring any such sublicensee’s compliance with the terms of this Agreement. For purposes of clarity, CNS shall be jointly and severally liable for any consideration due to HPI by CNS’s sublicensee(s).

3.3           CNS must deliver to HPI a true and correct copy of each agreement pursuant to which CNS grants a sublicense to any or all of the Patent Rights, and any amendments, modification or termination thereof, within twenty (20) calendar days after execution, modification or termination thereof; provided, however, that CNS shall have the right to redact the same as CNS deems, in its sole discretion, appropriate in order to protect disclosure of sensitive business or confidential information, provided, however, that CNS shall not redact any information that is identified in Section 5.3 below as being involved in the calculation of the Net Sales (as defined in Section 5.3 below) that are invoiced by any such sublicensee.

3.4           CNS hereby agrees that it must use Commercially Reasonable Development Efforts, as defined immediately below, to attempt to develop and commercialize the Patent Rights in the Licensed Territory. For purposes of this Agreement, the term “Commercially Reasonable Development Efforts” shall mean commencement of Phase II clinical trials designed primarily to test a Licensed Product, within twelve (12) months from obtaining the FDA’s approval of an Investigational New Drug Application, which approval CNS shall use best efforts to obtain, (the “Development Deadline”). In the event that CNS fails to use Commercially Reasonable Development Efforts to develop a Licensed Product by the Development Deadline, HPI shall have the right to terminate this Agreement pursuant to the terms specified in Section 7.3.

ARTICLE 4

INFORMATION AND USE

4.1           Within forty-five (45) days following the end of each calendar quarter CNS shall furnish HPI with written reports summarizing the progress of the research and development and all efforts to commercialize a Licensed Product conducted using or otherwise relating to the Patent Rights.

4.2           CNS agrees to share any data, information or know-how resulting from the research and development of the Patent Rights (collectively, “Development Data”) with HPI upon HPI’s written request; provided, however, that all such Development Data shall be solely owned by CNS. For the avoidance of doubt nothing in this Agreement shall serve to grant HPI any rights, title or interest to Development Data. HPI shall have no obligation to provide support or assistance to CNS in connection with development of the Licensed Product, except as set forth in a separate written agreement executed by the parties.

4.3           HPI shall provide any and all Development Data (if any) in its possession, custody or control to CNS within thirty (30) calendar days of the Effective Date of this Agreement and shall provide written confirmation of its compliance of this Section 4.3 upon CNS’s written request.

ARTICLE 5

COMPENSATION

5.1           Subject to CNS’s Buy-Out Rights set forth below, in consideration for its access to Development Data generated by HPI, CNS shall pay HPI the following payments (“Development Payments”) in United States dollars within forty-five days after the last Business Day of the corresponding Calendar Quarter following the occurrence of the Condition Precedent:

Development Payment	Calendar Quarter
$37,500.00	First Calendar Quarter
$37,500.00	Second Calendar Quarter
$37,500.00	Third Calendar Quarter
$37,500.00	Fourth Calendar Quarter
$75,000.00	Fifth Calendar Quarter
$75,000.00	Sixth Calendar Quarter
$75,000.00	Seventh Calendar Quarter
$75,000.00	Eighth Calendar Quarter
$75,000.00	Ninth Calendar Quarter
$75,000.00	Tenth Calendar Quarter
$75,000.00	Eleventh Calendar Quarter
$75,000.00	Twelfth Calendar Quarter

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5.2           CNS shall pay HPI a royalty of Two Percent (2%) of Net Sales, (as defined below) (“Commercialization Payment”) during the Royalty Period. Thereafter, the license granted to CNS under this Agreement shall be a fully paid-up, perpetual, irrevocable, royalty-free license as set forth in Section 3.1.

5.3           The term “Net Sales” means the gross sales of the Licensed Product in the Licensed Territory invoiced by CNS, and its sublicensees on an arms-length basis to Third Parties in the Territory, less the following deductions: (a) Reasonable estimates for any price adjustments, billing adjustments, shelf stock adjustments, promotional payments, or other similar allowances affecting the cost of the Licensed Product; (b) Reasonable estimates for any chargebacks, rebates, administrative fee arrangements, reimbursements, and similar payments to wholesalers and other distributors, buying groups, health care insurance carriers, pharmacy benefit management companies, health maintenance organizations, other institutions or healthcare organizations or other customers; (c) Reasonable estimates for any shipping, handling and related charges, including insurance; (d) Reasonable estimates for any amounts due to Third Parties on account of rebate payments, including Medicaid rebates, or other price reductions provided, based on sales by CNS to any governmental or Regulatory Authority in respect of state or federal Medicare, Medicaid or similar programs; (e) Reasonable estimates for any allowances and credits to Third Parties on account of rejected, damaged, returned or recalled Licensed Products; (f) Any government mandated manufacturing tax, including, without limitation, the brand manufacturer’s tax imposed pursuant to the Patient Protection and Affordable Care Act (Pub. L. No. 111-148), as amended or replaced; (g) The cost associated with obtaining any required Regulatory Approvals including FDA mandated Risk Evaluation and Mitigation Strategies for a Licensed Product; (h) The transfer price of any Licensed Product manufactured by CNS, or its sublicensees, wherein the sale of such Licensed Product to a Third Party shall be otherwise included in the calculation of Net Sales. The deductions outlined in this Section are to be reconciled within ninety (90) days after the end of each Calendar Year during the Term. The reconciliation shall be based on actual cash paid or credits issued plus an estimate for any remaining liabilities incurred related to a Licensed Product, but not yet paid. If the foregoing reconciliation report shows either an underpayment or an overpayment between the Parties, the Party owing payment shall pay the amount of the difference to the other Party within thirty (30) days after the date of delivery of such report.

5.4           CNS shall make Commercialization Payments to HPI within forty-five (45) days after the end of each Calendar Quarter, and each payment shall be accompanied by a report providing the following information with respect to each country in the Licensed Territory in which a Licensed Product is sold during such Calendar Quarter: (i) gross sales of the Licensed Product; (ii) Net Sales; (iii) the individual deductions used to calculate the Net Sales from the gross sales; and (iv) the amount payable to HPI as well as the computation thereof. Such reports shall be deemed CNS’s confidential information and kept confidential by HPI and not disclosed to any Third Party, other than HPI’s accountants which shall be obligated to keep such information confidential.

5.5           Each payment hereunder shall be made by electronic transfer in immediately available funds via either a bank wire transfer, an ACH (automated clearing house) mechanism, or any other means of electronic funds transfer at HPI’s reasonable election.

5.6           All payments under this Agreement shall be computed and paid in United States dollars. The Parties shall calculate the currency conversion at the conversion rate as reported in the Wall Street Journal, (New York Edition), on the last business day of the applicable Calendar Quarter in which the payments were earned.

5.7           In addition to the Development Payments and the Commercialization Payment, CNS hereby agrees to the make the following Milestone Payments to HPI: First, upon the successful commencement of Phase II clinical trials designed primarily to test a Licensed Product (the “Phase II Milestone”), CNS shall pay to HPI the sum of One Hundred Thousand Dollars (US $100,000) (the “Phase II Milestone Payment”). For the avoidance of doubt, the Phase II Milestone shall be satisfied when the first patient is enrolled and dosed with a Licensed Product. Second, upon the approval by the FDA of a New Drug Application for a Licensed Product (the “NDA Milestone”), CNS shall pay to HPI the sum of One Million Dollars ($1,000,000) (the “NDA Milestone Payment”). The Phase II Milestone and the NDA Milestone may be referred to from time to time as the “Milestones,” and the Phase II Milestone Payment and the NDA Milestone Payment may be referred to from time to time as the “Milestone Payments.” CNS shall make the Milestone Payments required by this Section 5.7 within One Hundred and Twenty (120) calendar days of the satisfaction of each Milestone specified herein.

5.8           Upon satisfaction of the Condition Precedent, CNS shall pay to HPI, on an annual basis, a license fee (the “License Fee”) of Fifty Thousand Dollars ($50,000) per year for each year thereafter until expiration of the Royalty Period.

5.9           In addition to all other consideration, CNS shall grant to HPI a total of Two Hundred Thousand (200,000) shares of the common stock of CNS, with a value of $0.045 per share, upon execution of this Agreement.

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ARTICLE 6

MAINTENANCE

6.1           CNS will be responsible for the prosecution and maintenance of the Patent Rights and any Additional Patents using CNS’ counsel reasonably acceptable to HPI, up to Fifty Thousand Dollars ($50,000) per year (the “Maintenance Fee”) until the expiration of the Royalty Period, including any fees charged by counsel. CNS shall consult with HPI regarding any and all prosecution and maintenance issues, including, without limitation, any rejection, office action, inquiry, opposition, re-examination, reissue or pre-grant or post-grant proceeding conducted by any patent office or similar agency or initiated by any Third Party. HPI shall be responsible for executing documents required in connection with such prosecution or maintenance efforts, subject to prior consultation with HPI. Patent Rights.

6.2           CNS may request that HPI file additional patent applications covering the Patent Rights. If, after consultation with HPI, both Parties agree that such additional patent applications (“Additional Patents”) should be filed for Patent Rights, CNS, working with its preferred counsel, and with the reasonable assistance of HPI, will prepare and file appropriate patent applications. In such instance, CNS shall be responsible for all costs of searching, preparing, filing, prosecuting and maintaining the Additional Patents; provided, however, such costs shall not be part of or applied towards the Maintenance Fee. HPI shall provide reasonably advanced written notice to CNS if it will not agree to have CNS prepare, file or prosecute an Additional Patent in a specific country such that (i) rights to such Additional Patent may be transferred and assigned to CNS in full, such that CNS’ ability to timely prepare, file and prosecute any such Additional Patents is not adversely affected.

6.3           CNS will (i) consult with and keep HPI fully informed of the status of any patent application or patent related to the Patent Rights; (ii) provide HPI with a copy of any patent applications and Additional Patents it deems to be licensed under this Agreement; and (iii) provide copies of all documents prepared by prosecution counsel for submission to governmental patent offices to HPI for review and comment prior to filing. CNS will not abandon any Patent Right or other patent application or patent licensed to CNS under this Agreement without first providing three (3) months (the “Release Period”) advanced written notice to HPI (“Notice of Release”) identifying each patent or patent application to be abandoned (“Released Patents”). CNS shall be obligated to continue to file, prosecute, and maintain Released Patents during the Release Period. After the expiration of the Release Period, CNS shall have no further obligation to continue to file, prosecute and maintain such Released Patents; and such Released Patents shall cease to be included in the Patent Rights under this Agreement; and CNS shall have no further right under such Released Patent. The Parties agree that they share a common legal interest to obtain valid enforceable patents and that each party will maintain as privileged all information received pursuant to this Article 6.

6.4           HPI shall cooperate with CNS in completing any application for Additional Patents, and in execution and delivery of any related instrument required to secure, assign, convey or transfer Patent Rights to any Additional Patents and Released Patents in accordance with this Article 6. If CNS is unable, after reasonable effort, to secure HPI’s consent or signature on any application for patent protection relating to the Patent Rights, or for the purpose of conveying HPI’s rights in the Patent Rights to CNS following the payment of the Buy-Out Fee and the satisfaction of any conditions precedent to the sale of HPI’s rights in the Patent Rights to CNS pursuant to Article 7 of this Agreement, or any other reason whatsoever, provided there is no bona fide dispute between the parties, HPI hereby irrevocably designates and appoints CNS and its duly authorized officers and agents as its agent and attorney-in-fact, to act for and on HPI’s behalf and stead to execute and file any such application or applications or other documents, and to do all other lawfully permitted acts to further the prosecution and issuance of patent, or for the sale of HPI’s rights in the Patent Rights to CNS pursuant to Article 7 of this Agreement, thereon with the same legal force and effect as if executed by HPI.

ARTICLE 7

TERMINATION AND SALE OF PATENT RIGHTS

7.1           CNS shall have the right, exercisable within three (3) years of the Effective Date of this Agreement, to terminate this Agreement in full upon payment to HPI in the amount of Two Million U.S. Dollars (US $2,000,000.00) (the “Buy-Out Fee”). Upon payment of the Buy-Out Fee, (i) CNS’s obligation to pay any additional Development Payments, License Fee and the Milestone Payments will cease; (ii) HPI shall transfer ownership of all Development Data in its possession to CNS promptly; and (iii) HPI shall transfer to CNS any regulatory submissions including any IND, NDA or ANDA related to the Patent Rights. For purposes of clarity, CNS’s payment of the Buy-Out Fee shall not obligate HPI to return or refund any prior fees, payments or consideration that have already been remitted by CNS to HPI. For the avoidance of doubt, payment of the Buy-Out Fee does not relieve CNS of its obligation to use Commercially Reasonable Development Efforts to develop a Licensed Product by the Development Deadline as provided in Section 3.4.

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7.2          All rights and licenses granted under or pursuant to this Agreement are, for all purposes of Section 365(n) of Title 11 of the USC (“Title 11”), licenses of rights to “intellectual property” as defined in Title 11. HPI shall create and maintain current copies or, if not amenable to copying, detailed descriptions or other appropriate embodiments, of all such “intellectual property.” If a case is commenced by or against the HPI under Title 11, then, unless and until this Agreement is rejected as provided in Title 11, HPI (in any capacity, including debtor-in-possession) and its successors and assigns (including, without limitation, a Title 11 trustee) shall either perform all of the obligations provided in this Agreement to be performed by or on behalf of it or provide to CNS all such intellectual property (including all embodiments thereof) immediately upon the CNS’s written request therefor. If a Title 11 case is commenced by or against HPI, this Agreement is rejected as provided in Title 11, and CNS elects to retain its rights hereunder as provided in Title 11, then HPI (in any capacity, including debtor-in-possession) and its successors and assigns (including, without limitation, a Title 11 trustee) shall provide to CNS all such intellectual property (including all embodiments thereof) immediately upon the licensee’s written request therefor. All rights, powers and remedies of CNS provided herein are in addition to, and not in substitution for, any and all other rights, powers and remedies now or hereafter existing at law or in equity (including, without limitation, Title 11) in the event of the commencement of a Title 11 case. A licensee hereunder, in addition to the rights, powers and remedies expressly provided herein, shall be entitled to exercise all other such rights and powers and resort to all other such remedies as may now or hereafter exist at law or in equity (including Title 11) in such event.

7.3           HPI may terminate this Agreement by delivering a written notice of termination to CNS in the event that CNS (1) fails to exercise Commercially Reasonable Development Efforts as specified in Section 3.4; (2) fails to achieve the Condition Precedent by the Investment Deadline Date without extending the Investment Deadline Date for an additional twelve (12) months, as specified in Section 2.1; or (3) fails to achieve the Condition Precedent within twelve (12) months of the Investment Deadline Date, after having extended that Investment Deadline Date via payment of the Investment Deadline Fee to HPI, as specified in Section 2.1. In such instance, HPI must deliver the written notice of termination to CNS within seven (7) days following the last date upon which CNS may provide HPI evidence of its having (1) exercised Commercially Reasonable Development Efforts by the Development Deadline; (2) failed to achieve the Condition Precedent by the Investment Deadline Date, without CNS extending same; or (3) failed to achieve the Condition Precedent by the Investment Deadline Date, after CNS extended same for an additional twelve (12) months. In the event that HPI fails to deliver a written notice of termination pursuant to this Section 7.3, this Agreement shall continue in force regardless of any failure by CNS under Section 3.4

7.4           Either Party may terminate this Agreement in the following circumstances: (i) If a Party believes that the other Party is in material breach of this Agreement, the non-breaching party may deliver a written notice of such material breach to the other party, such notice to describe in detail the nature of such breach.  The allegedly breaching party shall have 60 days from receipt of such notice to cure such breach. Any such termination shall become effective at the end of such 60-day period unless the breaching party has cured any such breach prior to the expiration of such period; or (ii) this agreement may be terminated by a Party upon written notice to the other party in the event the other party becomes insolvent or if a petition in bankruptcy or for corporate reorganization or for any similar relief is filed by or against the other party, or a receiver is appointed with respect to any assets of the other Party, or a liquidation proceeding is commenced by or against the other party.

7.5           CNS shall have the right to terminate this Agreement without cause upon sixty (60) days advanced written notice to HPI at any time after satisfaction of the Commercially Reasonable Efforts, as defined in Section 3.4 of this Agreement. In such instance, any and all license rights granted under this Agreement shall be revoked, and HPI shall remain vested of all right, title and interest in and to the Patent Rights.

ARTICLE 8

REPRESENTATIONS, WARRANTIES AND COVENANTS

8.1           Except for the rights, if any, of the Government of the United States of America ("Government") as set forth below and except as may otherwise be set forth in this Agreement, HPI represents and warrants that (a) HPI is sole legal and beneficial owner of all Patent Rights free of any lien, encumbrance, charge, security interest, mortgage, or other similar restriction; (b) no Person, firm, corporation or other entity has any rights, interest, claims in or to any Patent Rights; (c) neither HPI nor any of its affiliates has entered into any agreement granting any rights, interest or claim in or to any Patent Rights or Technology, if any, to any Third Party that conflicts with the rights granted to CNS pursuant to this Agreement; (d) HPI does not own or control or otherwise have any rights to any patents, other than the Patent Rights, that may be required to exercise the rights licensed to CNS pursuant Section 3.1 of this Agreement; (e) HPI does not own or control or otherwise have any rights to any inventions, discoveries, data, information, trade secrets, processes, methods, techniques, materials, technology, results, compounds, ingredients, compositions, delivery systems, formulas or other know-how, including registration dossiers and pre-clinical and clinical data, whether or not patentable, that may be required to exercise the rights licensed to CNS pursuant to Section 3.1 of this Agreement; and (f) to HPI’s knowledge, the patents encompassed by the Patent Rights are, or upon issuance will be, valid, and enforceable patents and Patent Rights, and no Third Party is infringing any such Patent Rights or has challenged the scope, validity, or enforceability of such patents or Patent Rights (including, by way of example only, through the institution of an inter partes review (IPR), interference, nullity, or similar invalidity proceeding before the United States Patent and Trademark Office, or any analogous foreign entity).

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8.2           CNS understands that the Patent Rights may have been developed under a funding agreement with the Government and, if so, that the Government may have certain rights relative thereto. This Agreement is explicitly made subject to the Government's rights under any such agreement and any applicable law or regulation. To the extent that there is a conflict between any such agreement, applicable law or regulation and this Agreement, the terms of such Government agreement, applicable law or regulation shall prevail. CNS agrees that Licensed Products used or sold in the United States, to the extent such Licensed Products were developed under a funding agreement with the Government, will be manufactured substantially in the United States, unless a written waiver is obtained in advance from the Government. HPI will promptly advise CNS if such a written waiver is requested and/or obtained. If CNS can establish that, under the circumstances, domestic manufacture is not commercially feasible, then upon CNS’s request and at CNS’s expense, HPI will assist CNS as reasonably necessary to request such a waiver.

8.3           HPI understands and agrees that CNS, by this Agreement, makes no representation as to the operability or fitness for any use, safety, efficacy, approvability by Regulatory Authorities, time and cost of development, patentability, and/or breadth of the Licensed Product. The Parties, by this Agreement, also make no representation as to whether there are any patents now held, or which will be held, by Third Parties or by CNS in the Licensed Field, and except as expressly stated in this Agreement, the Parties do not make the representation that the inventions contained in Licensed Product do not infringe any Third Party patents at any time.

8.4           HPI, by execution hereof, acknowledges, covenants and agrees that HPI has not been induced in any way by CNS or employees thereof to enter into this Agreement, and further represents that HPI is entering into this Agreement voluntarily.

8.5           Each Party represents and warrants that: (a) it is duly organized and validly existing under the Laws of its state of incorporation, and has full corporate power and authority to enter into this Agreement and to carry out the provisions hereof; (b) it is duly authorized to execute and deliver this Agreement and to perform its obligations hereunder, and the person executing this Agreement on its behalf has been duly authorized to do so by all requisite corporate action; (c) this Agreement is legally binding upon it and enforceable in accordance with its terms; that the execution, delivery and performance of this Agreement by it does not conflict with any Agreement, instrument or understanding, oral or written, to which it is a party or by which it may be bound, nor violate any material law or regulation of any governmental entity having jurisdiction over it; and (d) it has not granted, and will not grant during the term of the Agreement, any right to any Third Party that would conflict with the rights granted to the other Party hereunder; that it has (or will have at the time performance is due) maintained, and will maintain, and keep in full force and effect, all agreements, permits and licenses necessary to perform its obligations hereunder; and in complying with the terms and conditions of this Agreement and carrying out any obligations hereunder, it will comply (and it will ensure that its subcontractor’s comply) with all applicable laws, regulations, ordinances, statutes, and decrees or proclamations of all governmental entities having jurisdiction over such Party.

ARTICLE 9

INFRINGEMENT BY THIRD PARTIES

9.1           If either HPI or CNS becomes aware of any infringement or potential infringement of the Patent Rights, each shall promptly notify the other of such in writing. CNS, at its expense, shall have the first right to enforce any Patent Rights exclusively licensed hereunder against infringement by Third Parties within the Licensed Field, which right may be granted by CNS to its affiliate or sublicensee. With respect to infringement of the Patent Rights within the Licensed Field, if CNS does not file suit against a substantial infringer or take alternative action reasonably acceptable to HPI to end such infringement in the Licensed Field, within three (3) months of its actual knowledge thereof, then, provided that such infringement is still on going, HPI may, at its sole discretion, enforce the Patent Rights against such infringement in the Licensed Field. The enforcing party shall be solely entitled to retain any and all recovery. Recoveries from any such enforcement in the Licensed Field shall be solely distributed to the enforcing party.

9.2           As between the Parties, HPI shall have the sole and exclusive right, at its sole discretion, to enforce any Patent Rights against infringement by Third Parties outside the Licensed Field, and shall bear all related expenses and retain all related recoveries, which right may be granted by HPI to its affiliate or sublicensee.

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9.3           In any suit or dispute involving an infringer, the Parties agree to cooperate fully with each other. At the request and expense of the enforcing party, the other Party will permit access during regular business hours, to all reasonably relevant personnel, records, papers, information, samples, specimens, and the like in its possession.

ARTICLE 10

INDEMNITY

10.1         Each Party (the “Indemnifying Party”) hereby agrees to indemnify and hold harmless the other Party and its officers, directors, employees, consultants, contractors, sublicensees and agents (collectively, the “Indemnified Party”) from and against any and all losses, damages and other amounts payable to a claimant, as well as reasonable attorneys’ fees and costs (collectively, “Losses”), to the extent resulting from claims, suits, proceedings or causes of action (“Claims”) brought by a Third Party against the Indemnified Party based on or arising from: (a) breach of any representation or warranty or covenant or other agreement by the indemnifying party contained in this Agreement, or (b) negligence, recklessness or willful misconduct by such Indemnifying Party.

10.2         Provided that CNS has timely paid to HPI any payments due under Article 5 hereunder, unless the due date for any such payment has been extended, or any delay in such payments has been extended, by HPI, HPI hereby agrees to indemnify and hold harmless CNS and its Representatives from and against any Losses to the extent resulting from Claims brought by UTMDACC or its Representatives for any payments related to the Patent Rights or a Licensed Product in the Licensed Field claimed to be due to UTMDACC.

10.3         In the event that any third party asserts a claim with respect to any matter for which the Indemnified Party is entitled to indemnification hereunder (a “Third-Party Indemnity Claim”), then the Indemnified Party shall promptly notify the Indemnifying Party thereof; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then, only to the extent that) the Indemnifying Party is prejudiced thereby. The Indemnifying Party shall have the right, exercisable by notice to the Indemnified Party within ten days of receipt of notice from the Indemnified Party of the commencement of or assertion of any Third-Party Indemnity Claim, to control the defense, settlement, appeal or other disposition of the Third-Party Indemnity Claim with counsel reasonably acceptable to the Indemnified Party; provided that, the Indemnified Party will have the right to participate jointly therein and provided, further, that if the Indemnifying Party fails to take reasonable steps necessary to defend such Third-Party Indemnity Claim, the Indemnified Party may assume it own defense and the Indemnifying Party will be liable for the reasonable costs and expenses in connection therewith. The Indemnifying Party will not settle any Third-Party Indemnity Claim except: (i) with the approval of the Indemnified Party, which approval shall not be unreasonably withheld or delayed and (ii) with respect to any Third-Party Indemnity Claim relating solely to the payment of money damages and which could not result in the Indemnified Party’s becoming subject to injunctive or other equitable relief or otherwise adversely affect the business of the Indemnified Party in any manner, and as to which the Indemnifying Party shall have acknowledged in writing the obligation to Indemnify the Indemnified Party hereunder; provided, that the Indemnifying Party shall provide reasonable evidence of its ability to pay any damages claimed and with respect to any such settlement shall obtain the written release of the Indemnified Party from the Third-Party Indemnity Claim. The Indemnifying Party shall obtain the written consent of the Indemnified Party prior to ceasing to defend, settling or otherwise disposing of any Third-Party Indemnity Claim if as a result thereof the Indemnified Party would become subject to injunctive or other equitable relief or the business of the Indemnified Party would be adversely affected in any manner.

IN NO EVENT SHALL EITHER PARTY OR ITS AFFILIATES BE LIABLE TO THE OTHER PARTY FOR ANY INDIRECT, INCIDENTAL, SPECIAL, PUNITIVE, EXEMPLARY MULTIPLIED OR CONSEQUENTIAL DAMAGES, WHETHER BASED UPON A CLAIM OR ACTION OF CONTRACT, WARRANTY, NEGLIGENCE, STRICT LIABILITY OR OTHER TORT, OR OTHERWISE, ARISING OUT OF THIS AGREEMENT, PROVIDED, HOWEVER, THAT THIS LIMITATION WILL NOT REDUCE OR AFFECT EITHER PARTY’S OBLIGATIONS TO INDEMNIFY THE OTHER AGAINST THIRD-PARTY INDEMNITY CLAIMS.

ARTICLE 11

CONFIDENTIALITY

11.1       The Parties shall negotiate in good faith and enter into a separate Non-Disclosure Agreement no later than thirty (30) calendar days after the Effective Date and this Agreement, including, the terms, conditions, duties and responsibilities under this Agreement shall be made subject to such Non-Disclosure Agreement. Notwithstanding anything to the contrary as may be set forth in this Section 11.1, except where disclosure is required by law or upon the non-disclosing party’s written consent, the Parties agree that the terms and conditions of this Agreement and the Patent Rights that comprise non-published patent applications shall remain confidential as between the Parties and shall not be disclosed by either party to any Third Party.

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ARTICLE 12

MISCELLANEOUS

12.1        The Parties shall execute and deliver any and all additional papers, documents, and other instruments and shall do any and all further acts and things reasonably necessary, if any, in connection with the performance of its obligation hereunder to carry out the intent of this Agreement.

12.2        This Agreement, including exhibits and schedules (if any) contains the entire understanding of the Parties, and supersedes all prior agreements and understandings between the Parties. This Agreement may be amended only by a written instrument signed by the Parties.

12.3        The waiver by any Party of any terms or condition of this Agreement, or any part hereof, shall not be deemed a waiver of any other term or condition of this Agreement, or of any later breach of this Agreement.

12.4        Any notice required by this Agreement will be given by personal delivery (including delivery by reputable messenger services such as Federal Express) or by prepaid, first class, certified mail, return receipt requested, addressed to:

If to HPI:	If to CNS:

Houston Pharmaceuticals Inc.	CNS Pharmaceuticals,
Attention: CEO	Attention: CEO
4239 Emory St.	2575 West Bellfort, Suite 225
Houston, TX 77005	Houston, TX 77045

12.5         This Agreement may be executed in counterparts, all of which together shall constitute a single agreement.

12.6         This Agreement will be governed by, construed and enforced in accordance with the laws of the State of Texas.

12.7         If any provision of this Agreement or application thereof to anyone is adjudicated to be invalid or unenforceable, such invalidity or unenforceability shall not affect any provision or application of this Agreement which can be given effect without the invalid or unenforceable provision or application, and shall not invalidate or render unenforceable such provision or application. Further, the judicial or other competent authority making such determination shall have the power to limit, construe or reduce the duration, scope, activity and/or area of such provision, and/or delete specific words or phrases as necessary to render, such provision enforceable.

12.8         The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof. The Exhibits (if any) to this Agreement are incorporated herein by reference and will be deemed a part of this Agreement. Unless otherwise expressly provided herein or the context of this Agreement otherwise requires, (a) words of any gender include each other gender, (b) words such as “herein”, “hereof”, and “hereunder” refer to this Agreement as a whole and not merely to the particular provision in which such words appear, (c) words using the singular will include the plural, and vice versa, (d) the words “include,” “includes” and “including” will be deemed to be followed by the phrase “but not limited to”, “without limitation”, “inter alia” or words of similar import, (e) the word “or” will be deemed to include the word “and” (e.g., “and/or”) and (f) references to “ARTICLE,” “Section,” “subsection”, “clause” or other subdivision, or to a Schedule or Exhibit, without reference to a document are to the specified provision, Schedule or Exhibit of this Agreement. This Agreement will be construed as if it were drafted jointly by the Parties and shall not be strictly construed against either Party.

12.10       Except for the payment of any amount due hereunder (other than any amount disputed in good faith), neither Party shall be liable to the other for any failure or delay in the fulfillment of its obligations under this Agreement, when any such failure or delay is caused by fire, flood, earthquakes, locusts, explosions, sabotage, terrorism, lack of adequate raw materials (caused by matters beyond the reasonable control of the performing Party), civil commotions, riots, invasions, wars, peril of the sea, acts, restraints, requisitions, regulations, or directions of government authorities (caused by matters beyond the reasonable control of the performing Party), acts of God, or any similar cause beyond the reasonable control of the performing Party (each, a “Force Majeure Event”). In the event that either Party is prevented from discharging its obligations under this Agreement on account of a Force Majeure Event, the performing Party will notify the other Party forthwith, and will nevertheless make every endeavor, in the utmost good faith, to discharge its obligations, even if in a partial or compromised manner. For clarity, a Force Majeure Event shall not excuse a Party from its obligation to pay any money due hereunder.

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement by their duly authorized representatives with full right, power and authority to enter into and perform under this Agreement.

CNS Pharmaceuticals, Inc.	Houston Pharmaceuticals, Inc.

By: /s/ John M. Climaco	By: /s/ Teresa Priebe
John M. Climaco, CEO	Teresa Priebe, President
Date: ______________________	Date: ______________________

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